SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

JOY GLOBAL INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

481165108

(CUSIP Number)

August  8, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 481165108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,015,494

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 4,015,494

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,015,494

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.7%

12.	Type of Reporting Person (See Instructions) IA;OO

Item 1.
	(a)	Name of Issuer JOY GLOBAL INC.
	(b)	Address of Issuer's Principal Executive Offices 100 East Wisconsin Ave., Suite 2780 Milwaukee, WI 53201-0554

Item 2.
	(a)	Name of Person Filing Oaktree Capital Management, LLC
	(b)	Address of Principal Business Office or, if none, Residence 333 South Grand Ave., 28th Floor Los Angeles, California 90071
	(c)	Citizenship California
	(d)	Title of Class of Securities Common Stock, par value $1.00 per share
	(e)	CUSIP Number 481165108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or Dealer registered under Section 15 of the Exchange Act;
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Exchange Act;
	(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Exchange Act;
	(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act;
	(e)	[X]	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ]	Parent Holding Company or Control Person in accordance with13-1(b)(ii)(G);
	(h)	[ ]	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[ ]	A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

Item 4.	Ownership *
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 4,015,494
	(b)	Percent of class: 8.7%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 4,015,494
		(ii)	Shared power to vote or to direct the vote -0-
		(iii)	Sole power to dispose or to direct the disposition of 4,015,494
		(iv)	Shared power to dispose or to direct the disposition of -0-

*Oaktree Capital Management, LLC, a California limited liability company (“Oaktree”), is filing this Schedule 13G in its capacities (i) as the general partner of OCM Opportunities Fund II, L.P., a Delaware limited partnership (the “Partnership”), and (ii) as the investment manager of a third party managed account (the “Oaktree Account”). The Partnership is the direct beneficial owner of 3,984,423 shares of the Issuer’s Common Stock and the Oaktree Account is the direct beneficial owner of 31,071 shares of the Issuer’s Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

All securities reported on this Schedule 13G are directly held either by the Partnership or the Oaktree Account.  The Partnership holds, and has the right to receive dividends and the proceeds from the sale of, more than 5% of the outstanding shares of the Issuer’s Common Stock.  The Oaktree Account does NOT beneficially own more than 5% of the outstanding shares of the Issuer’s Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

20th February, 2003
Date

OAKTREE CAPITAL MANAGEMENT, LLC
/s/ Bruce A. Karsh
Signature
Bruce A. Karsh President
Name/Title

/s/ John B. Frank
Signature
John B. Frank Principal and General Counsel
Name/Title